# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PENN Entertainment, Inc., CIK 0000921738
CUSIP: 707569109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania (PA), 19610
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001214659-23-016937
Filed by CIK 0001525362
Persons authorized to receive notices and communications: Christopher M. McLean, HG Vora Capital Management, LLC, 330 Madison Avenue, 21st Floor, New York, New York (NY), 10017, (212)707-5044

## Reporting persons
- HG Vora Capital Management, LLC (CIK 0001525362): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,250,000; sole dispositive power 0; shared dispositive power 7,250,000; aggregate amount beneficially owned 7,250,000 (4.8% of the class)
- Parag Vora (CIK 0001544851): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,250,000; sole dispositive power 0; shared dispositive power 7,250,000; aggregate amount beneficially owned 7,250,000 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: PENN Entertainment, Inc.
Address of issuer's principal executive offices: 825 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania (PA), 19610
Comment: EXPLANATORY NOTE TO ITEM 1: This Amendment No. 3 to the Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on December 28, 2023 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 16, 2024 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2024 ("Amendment No. 2," and the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the "Amended Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock") of PENN Entertainment, Inc., a Pennsylvania corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Amended Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Schedule 13D is hereby amended and supplemented to add the following paragraph to the end thereof:

Since January 2024, the Reporting Persons have engaged in discussions with gaming regulators in over two dozen states where the Issuer operates and, where appropriate, have submitted licensing applications, several of which have been issued. As of December 2024, the Reporting Persons were no longer restricted under applicable gaming regulations in all but one of the states from submitting advance notice of recommended board nominees for the Issuer's 2025 annual meeting of shareholders. The Issuer's deadline for submitting advance notice is February 4, 2025.

Following extensive dialogue with the gaming regulator in the single state which recently confirmed it could not, under its customary timeframe, complete its licensure review of the Reporting Persons' applications (which were initially submitted in January 2024 and deemed complete in May 2024) by the Issuer's deadline for receiving advance notice, the Reporting Persons decided to restructure its investment in the Issuer. On January 13, 2025, the Reporting Persons reduced their voting and dispositive power with respect to the Issuer's Common Stock to less than 5% while maintaining their economic interest. As a result, the Reporting Persons are no longer restricted under the applicable gaming regulations in any state where the Issuer operates from submitting advance notice of recommended board nominees. The Reporting Persons plan to submit such advance notice to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1. Investment Manager and Principal - 7,250,000, which represents 4.8% of the Issuer's outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer's 152,629,402 outstanding shares of Common Stock as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 3 is hereby incorporated by reference.
Transactions in the class effected during the past sixty days:
(c) In the 60 days prior to this filing, the following describes the Reporting Persons' purchase and sale activity in shares of Common Stock, which were done in a privately negotiated block trade:

Trade Date Shares Purchased/(Sold) Average Price of Shares Purchased/Sold
January 13, 2025 (7,250,000) $19.19
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons, the Master Fund, or Downriver C are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on January 13, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

In addition to the Common Stock referenced above, as of the date hereof, the Reporting Persons are party to cash-settled swap agreements ("Cash-Settled Swaps") with one or more unaffiliated third-party financial institutions that reference 13,000,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Swaps was $246,725,000. The Cash-Settled Swaps can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Swaps do not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Swaps.

In addition to the Common Stock and the Cash-Settled Swaps referenced above, as of the date hereof, the Reporting Persons are party to cash-settled option agreements (the "Cash-Settled Options") with one or more unaffiliated third-party financial institutions that reference an aggregate of 12,900,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Options was $32,306,965. The Cash-Settled Options can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Options do not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Options.

The Reporting Persons do not have voting power or dispositive power with respect to the Common Stock or the other securities of the Issuer referenced in such cash-settled instruments and disclaim beneficial ownership of the Common Stock or other securities to which such cash-settled instruments relate.

## Signatures
- HG Vora Capital Management, LLC: /s/ Parag Vora, Manager (01/14/2025)
- Parag Vora: /s/ PARAG VORA, PARAG VORA (01/14/2025)